October 8, 2004

Via Facsimile (925) 871-4046 and U.S. Mail

Christine Simpson
MacKenzie Patterson Fuller, Inc.
1640 School Street
Moraga, California 94556


Re:	Secured Income L.P.
	Schedule TO-T as amended October 5, 2004 by MacKenzie Patterson Fuller, Inc., et al.
      File No. 5-54251

Dear Ms. Simpson:

      We have reviewed the above-referenced filing and have the following comments. Please make corresponding changes, where applicable, to the filing in response to these comments.

Conditions to the Offer, page 22

1. We note your response to prior comment 9.  Subpart (e) states that a you are not required to accept any shares if you have learned that "more than fifty percent of the outstanding units have been or are proposed to be acquired by another person." Your response indicates that AIMCO`s offer would not have triggered this condition. As disclosed in the AIMCO Schedule TO, they were offering to acquire an additional 50% of the units over the 33% of the units they already held. Since the AIMCO offer was a proposal to acquire more than
50% of the outstanding units, we understand your disclosure to mean that the AIMCO proposal would have triggered this condition. Please acknowledge that our understanding is correct, or provide
clarifying disclosure explaining the operation of condition.   In that
regard, we note the existence of the West Putnam offer. If our understanding of the condition is correct, then the West Putnam offer also triggers this condition. Please advise shareholders whether you intend to waive this condition.

2. We note your statement:

You have requested that we acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filings and that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Please include an affirmative statement regarding such acknowledgement.

Closing Comments

      As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct any questions to me at (202) 942-1976. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.


      						Sincerely,



							Michael Pressman
							Office of Mergers
							and Acquisitions